December 19, 2022

To: The United States Securities and Exchange Commission

Organigram Holdings Inc. (the "Company")

We refer to the Company's registration statement on Form F-10 (File No. 333-257363), filed June 24, 2021, and the Amendment No. 1 thereto, filed August 31, 2021, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated December 19, 2022 (the "Prospectus Supplement"), we consent to the reference to our firm's name under the heading "Legal Matters and Interest of Experts", and consent to the use of our firm's name and reference to our report under the heading "Certain U.S. Federal Income Tax Considerations".

Yours truly,

HODGSON RUSS LLP

By: s/Carol A. Fitzsimmons

       Carol A. Fitzsimmons

The Guaranty Building, 140 Pearl Street, Suite 100  |  Buffalo, New York 14202-4040  |  716.856.4000  |  HodgsonRuss.com

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